UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Executes Agreement to Launch New Canadian Home Entertainment Label with MarVista Entertainment

Company Agrees to Provide Exclusive Distribution for Home Entertainment Titles to Canadian Marketplace

TORONTO--(MARKET WIRE)—October 20, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO- News), has entered into a video label/distribution agreement with MarVista Entertainment to distribute MarVista’s upcoming home entertainment titles to the Canadian marketplace.  That announcement was made today by Fernando Szew, CEO, MarVista Entertainment and Berry Meyerowitz, President, Peace Arch Home Entertainment.

The first release, anticipated for a Q1 2007 street date, is The Ron Clark Story starring three-time Emmy Award-nominee Matthew Perry (Studio 60, Friends).  Based on a real-life teacher who changed the culture of his inner-city New York classroom, The Ron Clark Story proved to be a ratings winner for TNT when the movie debuted on August 13th. Reaching 6.8 million viewers, the Ron Clark Story is the top-rated original film on cable for the year in the adults 18-49 demographic.

“The quality of MarVista’s content will add even more depth to our already strong line up of high quality commercial product for the Canadian marketplace.  The Ron Clark Story is a great way to begin the relationship and we look forward to many more releases of this caliber over the years ahead,” said Mr. Meyerowitz

Peace Arch will provide all distribution and marketing services for the new releases, including the creation of packaging and promotional materials.  All titles under the Peace Arch distribution deal will feature the MarVista Entertainment label.

Peace Arch will provide all distribution and marketing services for the new releases, including the creation of packaging and promotional materials.  All titles under the Peace Arch distribution deal will feature the MarVista Entertainment label.

“We are extremely confident that this will be a successful venture for us,” said Mr. Szew. “Peace Arch is philosophically in alignment with us. The company’s management team has a firm grasp of the challenges facing us all in the home entertainment industry. They are able to quickly address those challenges to maximize profits while maintaining the integrity of the product.”

Spearheading the label for MarVista Entertainment is Executive Vice President, George Port, an entertainment industry veteran and founder and former President of the highly successful home entertainment company Anchor Bay Entertainment.

ABOUT MAR VISTA ENTERTAINMENT

MarVista Entertainment is a leader in the production and distribution of features and family entertainment programming.  The company was founded in September 2003 and is helmed by Fernando Szew, the company’s CEO, Michael D. Jacobs, President Joseph Szew, COO/CFO, and George Port, Executive Vice President.  At the company’s inception, the library of programming consisted of 1500 hours of television programming including 45 animated feature films, from the former Whamo Entertainment library.  By the beginning of 2006, the company added over 175 half-hours of episodic television series and 25 television movies.  Several key alliances have been signed to spearhead the company’s growth and the company is in production in all areas of programming.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Peace Arch Entertainment Group Inc.

Roy Bodner

310-450-1711

rbodner@peacearch.com

      or

Trilogy Capital Partners

Paul Karon

Toll-free: 800-592-6067

paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 23, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.